Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ration of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (in millions):

	For the nine months ended September 30, 2013	Fiscal Year				For the period from May 20, 2008 through December 31, 2008
		2012	2011	2010	2009
Ratio of earnings to fixed charges:
Fixed charges (1)	$416	$512	$285	$76	$44	$25
Net income available to common shareholders before provision for income taxes	1,359	1,286	776	288	119	35
Earnings	$1,775	$1,798	$1,061	$364	$163	$60

Ratio of earnings to fixed charges	4.27	3.51	3.72	4.79	3.70	2.40

Ratio of earnings to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$416	$512	$285	$76	$44	$25
Preferred stock dividends (2)	10	10	—	—	—	—
Combined fixed charges and preferred stock dividends	426	522	285	76	44	25

Combined fixed charges and preferred stock dividends	426	522	285	76	44	25
Net income available to common shareholders before provision for income taxes	1,359	1,286	776	288	119	35
Earnings	$1,785	$1,808	$1,061	$364	$163	$60

Ratio of earnings to combined fixed charges and preferred stock dividends	4.19	3.46	3.72	4.79	3.70	2.40
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1.	Fixed charges consist of interest expense on all indebtedness.

2.	No preferred stock was outstanding during fiscal years 2011, 2010, 2009 and the period from May 20, 2008 through December 31, 2008.